Filed by: William Blair ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: William Blair Funds

SEC File No. 811-05344 and 033-17463

June 2026
William Blair Investment Management
Upcoming ETF Conversion Q&A

On June 4, 2026, the William Blair Funds Board of Trustees approved a proposal to convert the William Blair Emerging Markets Debt Fund (the “Fund”) into a newly formed exchange-traded fund (ETF): the William Blair Emerging Income ETF. This conversion is subject to shareholder approval at a Special Meeting of Shareholders. To provide more transparency for our partners, we have provided a brief Q&A below.

What is happening?

We are planning to convert the William Blair Emerging Markets Debt Fund into the newly formed William Blair Emerging Income ETF, a series of the William Blair ETF Trust. If shareholders approve the reorganization, shares of the Fund held in eligible brokerage accounts will be exchanged for shares of the ETF with a value equal to the aggregate net asset value of their Fund shares. After the conversion date, the Fund will cease to exist, having transferred the interests of all remaining shareholders to the ETF. The conversion is planned to take place in October.

Why is this change being made?

We propose that the Fund be reorganized into an ETF because of certain anticipated benefits associated with the ETF structure, which we believe will better serve the interests of acquired fund shareholders. These shareholder benefits include anticipated lower gross and net expenses as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Does this conversion require a shareholder vote?

Yes. This reorganization requires shareholder approval. A Special Meeting of Shareholders will be held virtually on September 23, 2026, at 10:00 a.m. Central time. The Board of Trustees has fixed July 31, 2026, as the record date. The Board unanimously recommends that shareholders vote in favor of the reorganization. Fund shareholders of record on July 31, 2026, will receive a combined Proxy Statement and Prospectus that contains important information about the reorganization and the William Blair Emerging Income ETF, including information about its investment strategies and risks, fees, and expenses.

How will this impact my shares?

If the reorganization is approved and you hold your Fund shares through a brokerage account that can accept ETF shares, your shares will be automatically exchanged for Emerging Income ETF shares of equal net asset value on the conversion date. The ETF does not issue fractional shares, so cash will be paid in lieu of any fractional shares, which may be taxable. If you do not hold your shares in a brokerage account that can hold ETF shares, your investment will be liquidated and you will receive cash equal to the NAV of your shares, which could be a taxable event.

The information contained herein is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Upcoming ETF Conversion Q&A (Continued)

Will the reorganization result in any federal tax liability to me?

The reorganization is expected to be tax free for U.S. investors, meaning no gain or loss is recognized when shares are exchanged (except for cash received or certain redemptions). Any cash paid in lieu of fractional shares may be taxable, and capital gains from the acquired fund may be distributed before or after the reorganization.

Will there be any investment strategy or management changes due to the conversion?

The reorganization is not expected to affect the way investments are managed. It is anticipated that the portfolio management team, investment philosophy and process will remain unchanged. The same portfolio management team—Marcelo Assalin, Marco Ruijer, and Jared Lou—will continue to manage the Fund’s assets. The investment objective and principal investment strategies will remain the same, and the new ETF will retain the performance track record of the Fund. The benchmark will remain the JPMorgan EMBI Global Diversified. There are, however, operational differences between the Fund and ETF and certain risks associated with the ETF structure, including but not limited to trading risk.

What is the timeline?

Please see the William Blair Emerging Markets Debt Fund conversion timeline below. Any shares not redeemed before the date of the conversion will be exchanged for shares of the William Blair Emerging Income ETF unless they are not held in a brokerage account that can hold ETF shares. If you do not hold your shares in a brokerage account, your shares will be redeemed immediately before the conversion, which could be a taxable event for you.

Record Date	July 31, 2026
Proxy Statement Mailed to Shareholders	August 21, 2026
Special Meeting of Shareholders	September 23, 2026
Fund Closed to All Investors	October 14, 2026
Fund Closed to Redemptions for Existing Investors	October 15, 2026
Anticipated Conversion Date	October 16, 2026
Emerging Income ETF Launch Date	October 19, 2026

If you have any further questions, please call 1-800-742-7272 or visit im.williamblair.com.

The information contained herein is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Upcoming ETF Conversion Q&A (Continued)

In connection with the reorganization discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that has been filed with the SEC. The registration statement may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Fund shareholders until the registration statement is effective. Investors are urged to carefully read the combined Proxy Statement and Prospectus and any other relevant documents because they contain important information about the reorganization and the William Blair Emerging Income ETF. Free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of these materials without charge by writing to the Funds at 150 North Riverside Plaza Chicago, Illinois 60606, or by calling toll-free 1-800-724-7272. This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

William Blair & Company, L.L.C., 150 North Riverside Plaza Chicago, Illinois 60606, is the distributor of the Funds.

Investment Products: Are Not FDIC Insured | May Lose Value | Are Not Bank Guaranteed

© 2026 William Blair Investment Management, LLC

The information contained herein is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

3